April 21, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attn:	Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure

Re:	JetBlue Airways Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 17, 2017
File No. 000-49728

Dear Ms. Raminpour:

JetBlue Airways Corporation (the “Company”), is responding to your letter dated April 10, 2017, with respect to the above-referenced filing.

We appreciate the Staff’s comment on our filing. For ease of reference, we have repeated the comment set forth in the Staff’s letter followed by our response to that comment.

Form 10-K for the Year Ended December 31, 2016

Regulation G Reconciliations of Non-GAAP Financial Measures

Return on Invested Capital, page 48

1.
We note that in your calculation of ROIC you utilize an assumption of seven times the amount of aircraft rent. Please clarify the basis for this assumption and tell us whether the multiple of seven compares to contractual terms. If it is significantly different, please clarify why it would be meaningful to an investor if it does not depict a realistic picture of your facts and circumstances.

Company Response:
We adjust for our operating leases by using a multiple of aircraft rent expense when calculating the Invested Capital component of the Return On Invested Capital (ROIC). Making adjustments for obligations associated with operating leases, which are not yet reflected in GAAP balance sheets, is a common practice throughout the investing community as a means of comparing companies with different financing structures. The multiple of seven times aircraft rent is a standard multiple which is routinely used by other airlines (as evidenced in public filings or press releases) and by equity analysts within the airline sector. We have recalculated ROIC using the net present value of our future operating lease contractual commitments at our incremental borrowing rate and it results in an immaterial variance of less than 0.2% from the ROIC presented in our 2016 Form
10-K. Therefore, we believe the use of this multiple provides investors with meaningful and realistic information when evaluating different airlines within the industry.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing. We appreciate your time and attention to this matter. Please contact the undersigned at (718) 709-3104 with any questions or comments you may have.

Sincerely,

/s/ Alex Chatkewitz
Alex Chatkewitz
Vice President, Controller and Chief Accounting Officer
(principal accounting officer)

cc:	Claire Erlanger
Effie Simpson
James Hnat
Steve Priest